As filed with the Securities and Exchange Commission on May 22, 2017	Registration No. 333-214131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________

Post-effective Amendment No. 1
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_____________________________________

Ono Pharmaceutical Co Ltd
(Exact name of issuer of deposited securities as specified in its charter)
__________________

Not Applicable
(Translation of issuer’s name into English)
__________________

Japan
(Jurisdiction of incorporation or organization of issuer)
_____________________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
__________________

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of agent for service)
_____________________________________

With a copy to:

Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400
It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
_____________________________________

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing one third of one share of common stock of Ono Pharmaceutical Co Ltd	10,000,000 American Depositary Shares	$0.05	$500,000	$57.95
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.

2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

3	Previously paid.

The registrant hereby amends this Post-effective Amendment No. 1 to the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall me a further amendment which specifically states that Post-effective Amendment No. 1 to the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Post-effective Amendment No. 1 to the Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Post-effective Amendment No. 1 to the Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

This page and the form of American Depositary Receipt (“Receipt”) attached hereto as Exhibit (a) constitute the prospectus relating to such Receipts, in accordance with general instruction III.B of Form F-6 of the Securities and Exchange Commission.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office	Face of Receipt – introductory paragraph
2.	Title of Receipts and identity of deposited securities	Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 11 and 13

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 12 and 18

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt – Articles 11 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 12 and 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Articles 12 and 15

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 17 and 18 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 3

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Article 1, 2, 4 and 6; Reverse of Receipt – Articles 14, 15 and 18

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 1, 2, 4 and 7; Reverse of Receipt – Articles 11, 12, 14, 15, 16, 18 and 21

3.		Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Reverse of Receipt – Article 19

Item 2. AVAILABLE INFORMATION

Required Information	Location in Form of Receipt Filed Herewith as Prospectus

(b)
Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary has a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rules 12g3-2(b) under the Securities Exchange Act of 1934 on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.
Face of Receipt – Article 8

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Copy of Agreement – The Agreement between Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the prospectus filed as part of the registration statement. — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed (Form F-6, File No. 333-214131, October 17, 2016) as Exhibit (d).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 22, 2017.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Post-effective Amendment No. 1 to the Registration Statement on Form F-6.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

Index to Exhibits

Exhibit	Document

(a)	Form of American Depositary Receipt